

Anade D. · 3rd

Father, Founder, and Financial Data Scientist

Miami-Fort Lauderdale Area · Contact info

500+ connections

🔒 Message (More)

World Data Science Institute

Featured

See all ‹ ›



Learn what we do with our latest Explainer video!! https://lnkd.in/guqHRjh...

World Data Science Institute Explainer Video (Financial Data Science Experts)
youtube.com

👥 8



Machine Learning Lecture - Atlanta, GA

Data Science Pa...

Experience



Financial Data Scientist
World Data Science Institute · Full-time
Sep 2020 – Present · 1 yr
Remote

- Financial Data Science Educator
- Analyzes Financial and risk management
- Analyzes Financial Markets and stock performance
- Big Data Consulting and High Tech Analysis
- Financial Researcher
- Provide data solutions empowered by Machine Learning and Data Science
- Data Architecture & Data Management Consultation
- Assist in properly evaluating investment opportunities and asset construction   ...see more



Data Science Technical Expert and Data Science Instructor
Chegg Inc. · Part-time
Sep 2019 – Oct 2020 · 1 yr 2 mos
Remote

- Acquired Thinkful
- Conduct Workshops for Clients about utilizing Data Analytics, Data Science, and Python Coding
- Explains the Details and Statistics of Data
- Translates the meaning of Data Driven Analysis through Data Visualization   ...see more



Data Science Instructor
Thinkful
Mar 2019 – Oct 2020 · 1 yr 8 mos
Greater Atlanta Area



IT Education & Empowerment Director
Urban League of Greater Atlanta - Young Professionals
May 2019 – Oct 2019 · 6 mos
Greater Atlanta Area

- Plan events on behalf of the Urban League IT committee
- Coordinates Technical Workshops
- Plans Events that reinforce Technical Education
- Member of Tech Committee



Data Science Instructor
General Assembly · Contract
Feb 2019 – Mar 2019 · 2 mos
Greater Atlanta Area

- Hired for 10 week Data Science Immersive (Data Science, Data models, and Predictive analysis)
- Coordinates curriculum for Python programming and Machine Learning

https://generalassemb.ly/instructors/terrence-davis/19298



IBM Watson and IBM Aspera Team
IBM
Feb 2018 – Feb 2019 · 1 yr 1 mo
Greater Atlanta Area

- Assigned to IBM Watson Team through N3
- Successfully consulted companies on Enterprise software solutions
- Worked with Clients within Insurance, Health, Retail, Education, and Finance
- Identify Big Data use case and consult client on best IBM solution   ...see more

Show fewer experiences ⌃

Education



New York Institute of Technology
Master's Program



University of South Carolina-Aiken
Bachelor's degree
Activities and Societies: Student Newspaper

 University of South Carolina

Licenses & certifications

 **Python for Data Science**
IBM
Issued Oct 2018 · No Expiration Date

See credential

Volunteer experience

 **ESL Teacher Assistant**
Latin American Association
Sep 2018 – Apr 2019 · 8 mos
Education

Skills & endorsements

Big Data Analytics · 46

 Endorsed by **12 of Anade's colleagues at Thinkful**

Data Engineering · 39

 Endorsed by **11 of Anade's colleagues at Thinkful**

Python (Programming Language) · 40

Will Munson and 39 connections have given endorsements for this skill

Show more ⌄

Recommendations

Received (31)   Given (11)

 **dadrian morgan**
Jr. Data Scientist at World
Data Science Institute
July 19, 2021, dadrian managed
Anade directly

Anade is the best. He brought me from 0 to 60 in the Data Science World. Thanks for helping me get my new career start.

 **Israel Butler, M.Ed.**
CTAE Dept.
Chair/Technology Education
Teacher at Academy of
Richmond County High
School
May 25, 2021, Anade worked
with Israel in the same group

Mr. Davis is the epitome of growth and community revolution in progress. I had the honor of befriending and working with Mr. Davis in college during my leadership over the Pacer Times student newspaper. He has always been innovative and strived for higher learning and progress. I have seen him grow wi... See more

Show more ⌄